Exhibit 99.1
1H 2022 Operating Results of Shinhan Financial Group

On July 22, 2022, Shinhan Financial Group released its operating results for 1H 2022. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the reviewing process.

1. Operating Results of Shinhan Financial Group (consolidated)

					(KRW million)
Item		2Q 2022	1Q 2021	QoQ Change (%)	2Q 2021	YoY Change (%)
Revenue*	Specified Quarter	18,660,461	13,969,154	33.58	8,364,934	123.08
	Cumulative	32,629,615	13,969,154	-	22,719,298	43.62
Operating Income	Specified Quarter	1,749,201	1,905,951	-8.22	1,693,517	3.29
	Cumulative	3,655,152	1,905,951	-	3,375,896	8.27
Income before Income Taxes	Specified Quarter	1,812,542	1,931,084	-6.14	1,729,040	4.83
	Cumulative	3,743,626	1,931,084	-	3,374,372	10.94
Net Income	Specified Quarter	1,339,910	1,420,604	-5.68	1,277,935	4.85
	Cumulative	2,760,514	1,420,604	-	2,495,876	10.60
Net Income Attributable to Controlling Interest	Specified Quarter	1,320,429	1,400,384	-5.71	1,251,841	5.48
	Cumulative	2,720,813	1,400,384	-	2,443,779	11.34

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

2. Operating Results of Shinhan Bank (consolidated)

					(KRW million)
Item		2Q 2022	1Q 2021	QoQ Change (%)	2Q 2021	YoY Change (%)
Revenue*	Specified Quarter	11,530,699	7,474,166	54.27	3,389,895	240.15
	Cumulative	19,004,865	7,474,166	-	11,209,775	69.54
Operating Income	Specified Quarter	1,110,126	1,163,842	-4.62	933,475	18.92
	Cumulative	2,273,968	1,163,842	-	1,868,404	21.71
Income before Income Taxes	Specified Quarter	1,098,923	1,177,467	-6.67	954,159	15.17
	Cumulative	2,276,390	1,177,467	-	1,831,766	24.27
Net Income	Specified Quarter	820,137	863,295	-5.00	714,516	14.78
	Cumulative	1,683,432	863,295	-	1,371,084	22.78
Net Income Attributable to Controlling Interest	Specified Quarter	819,953	863,092	-5.00	714,446	14.77
	Cumulative	1,683,045	863,092	-	1,370,883	22.77

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

				(KRW million)
Item		2Q 2022	1Q 2021	QoQ Change (%)	2Q 2021	YoY Change (%)
Revenue*	Specified Quarter	1,326,007	1,147,246	15.58	1,044,896	26.90
	Cumulative	2,473,253	1,147,246	-	2,126,887	16.29
Operating Income	Specified Quarter	258,068	233,831	10.37	268,301	-3.81
	Cumulative	491,899	233,831	-	495,755	-0.78
Income before Income Taxes	Specified Quarter	317,410	237,738	33.51	266,845	18.95
	Cumulative	555,148	237,738	-	497,313	11.63
Net Income	Specified Quarter	236,995	176,532	34.25	199,292	18.92
	Cumulative	413,527	176,532	-	367,712	12.46
Net Income Attributable to Controlling Interest	Specified Quarter	236,760	175,946	34.56	199,102	18.91
	Cumulative	412,706	175,946	-	367,184	12.40

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

4. Operating Results of Shinhan Life (consolidated)

				(KRW million)
Item		2Q 2022	1Q 2021	QoQ Change (%)	2Q 2021	YoY Change (%)
Revenue*	Specified Quarter	2,392,300	2,237,286	6.93	1,221,233	95.89
	Cumulative	4,629,586	2,237,286	-	2,632,214	75.88
Operating Income	Specified Quarter	180,045	207,169	-13.09	42,344	325.20
	Cumulative	387,214	207,169	-	141,462	173.72
Income before Income Taxes	Specified Quarter	173,963	202,396	-14.05	25,349	586.27
	Cumulative	376,359	202,396	-	123,173	205.55
Net Income	Specified Quarter	125,152	152,373	-17.86	19,399	545.15
	Cumulative	277,525	152,373	-	92,224	200.92
Net Income Attributable to Controlling Interest	Specified Quarter	125,152	152,373	-17.86	19,399	545.15
	Cumulative	277,525	152,373	-	92,224	200.92

* Represents operation revenues on financial statement

* The accumulative figures of the previous year did not include net income of Orange Life, a corporation that was dissolved due to the merger on July1, 2021. Orange Life recorded net income of 216.8 billion won in the first half of 2021 before the merger and the accumulative net income of Shinhan Life and Orange Life for the first half of 2021 were 391.6 billion won.